Suite 301 – 260 W. Esplanade
North Vancouver, BC V7M 3G7
Phone: (604) 986-2020

INFORMATION CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This management information circular (the “Information Circular”) is furnished in connection with the solicitation of proxies by or on behalf of the management of North American Nickel Inc. (the “Company”) for use at the annual meeting (the “Meeting”) of the shareholders of the Company (the “Shareholders”) to be held at Suite 1750 – 1185 West Georgia Street, Vancouver, British Columbia V6E 4E6 on Friday, June 15, 2012 at 10:00a.m. (Vancouver time) and at any adjournments thereof for the purposes set out in the accompanying Notice of Meeting. Although it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by directors or officers of the Company. Arrangements will also be made with clearing agencies, brokerage houses and other financial intermediaries to forward proxy solicitation material to the beneficial owners of common shares of the Company (“Common Shares”) pursuant to the requirements of National Instrument 54-101 — Communication with Beneficial Owners of Securities of a Reporting Issuer. The cost of any such solicitation will be borne by the Company.

Unless otherwise stated, the information contained in this Information Circular is given as at May 11, 2012.

APPOINTMENT OF PROXYHOLDERS
AND COMPLETION AND REVOCATION OF PROXIES

The purpose of a proxy is to designate persons who will vote the proxy on a Shareholder’s behalf in accordance with the instructions given by the Shareholder in the proxy. The persons named in the enclosed proxy (the “Management Designees”) have been selected by the directors of the Company.

A Shareholder has the right to designate a person (who need not be a Shareholder), other than the Management Designees to represent the Shareholder at the Meeting. Such right may be exercised by inserting in the space provided for that purpose on the proxy the name of the person to be designated, and by deleting from the proxy the names of the Management Designees, or by completing another proper form of proxy and delivering the same to the transfer agent of the Company. Such Shareholder should notify the nominee of the appointment, obtain the nominee’s consent to act as proxyholder and attend the Meeting, and provide instructions on how the Shareholder’s shares are to be voted. The nominee should bring personal identification with them to the Meeting.

To be valid, the proxy must be dated and executed by the Shareholder or an attorney authorized in writing, with proof of such authorization attached (where an attorney executed the proxy). The proxy must then be delivered to the Company’s registrar and transfer agent, Computershare Investor Services Inc., Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or by fax within North America to 1-866-249-7775, and outside North America to (416) 263-9524, at least 48 hours, excluding Saturdays, Sundays and holidays, before the time of the Meeting or any adjournment thereof. Proxies received after that time may be accepted by the Chairman of the Meeting in the Chairman’s discretion, but the Chairman is under no obligation to accept late proxies.

Any registered Shareholder who has returned a proxy may revoke it at any time before it has been exercised. A proxy may be revoked by a registered Shareholder personally attending at the Meeting and voting their shares. A Shareholder may also revoke their proxy in respect of any matter upon which a vote has not already been cast by depositing an instrument in writing, including a proxy bearing a later date executed by the registered Shareholder or by their authorized attorney in writing, or, if the Shareholder is a corporation, under its corporate seal by an officer or attorney thereof duly authorized, either at the office of the Company’s registrar and transfer agent at the foregoing address or the head office of the Company, at Suite 301 — 260 West Esplanade, North Vancouver, B.C. V7M 3G7, Phone: (604) 986-2020, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof at which the proxy is to be used, or by depositing the instrument in writing with the Chairman of such Meeting, or any adjournment thereof. Only registered Shareholders have the right to revoke a proxy. Non-registered Shareholders who wish to change their vote must, at least seven days before the Meeting, arrange for their respective nominees to revoke the proxy on their behalf.

VOTING OF PROXIES

Voting at the Meeting will be by a show of hands, each registered Shareholder and each proxyholder (representing a registered or unregistered Shareholder) having one vote, unless a poll is required or requested, whereupon each such Shareholder and proxyholder is entitled to one vote for each Common Share held or represented, respectively. Each Shareholder may instruct their proxyholder how to vote their Common Shares by completing the blanks on the proxy. All Common Shares represented at the Meeting by properly executed proxies will be voted or withheld from voting when a poll is required or requested and, where a choice with respect to any matter to be acted upon has been specified in the form of proxy, the Common Shares represented by the proxy will be voted in accordance with such specification. In the absence of any such specification as to voting on the proxy, the Management Designees, if named as proxyholder, will vote in favour of the matters set out therein.

The enclosed proxy confers discretionary authority upon the Management Designees, or other person named as proxyholder, with respect to amendments to or variations of matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As of the date hereof, the Company is not aware of any amendments to, variations of or other matters which may come before the Meeting. If other matters properly come before the Meeting, then the Management Designees intend to vote in a manner which in their judgment is in the best interests of the Company.

In order to approve a motion proposed at the Meeting, a majority of greater than 50% of the votes cast will be required (an “ordinary resolution”), unless the motion requires a “special resolution” in which case a majority of 66 2/3% of the votes cast will be required.

BENEFICIAL HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Most shareholders of the Company are “non-registered” or “beneficial” shareholders because the shares they own are not registered in their names, but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the shares. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Beneficial Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Beneficial Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP’s, RRIF’s, RESP’s and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries for onward distribution to Beneficial Holders.

Intermediaries are required to forward the Meeting Materials to Beneficial Holders unless a Beneficial Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Beneficial Holders. Generally, Beneficial Holders who have not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Beneficial Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Beneficial Holder when submitting the proxy. In this case, the Beneficial Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with the Company’s transfer agent as provided above; or

(b)	more typically, be given a voting instruction form which is not signed by the Intermediary, and which, when properly completed and signed by the Beneficial Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Beneficial Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Beneficial Holders to direct the voting of the shares which they beneficially own. Should a Beneficial Holder who receives one of the above forms wish to vote at the Meeting in person, the Beneficial Holder should strike out the names of the Management Designees named in the form and insert the Beneficial Holder’s name in the blank space provided. In either case, Beneficial Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Other than as set forth herein, management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, other than the election of directors or the appointment of auditors, of any person or company who has been: (a) if the solicitation is made by or on behalf of management of the Company, a director or executive officer of the Company at any time since the beginning of the Company’s last financial year; (b) if the solicitation is made other than by or on behalf of management of the Company, any person or company by whom or on whose behalf, directly or indirectly, the solicitation is made; (c) each proposed nominee for election as a director of the Company; or (d) any associate or affiliate of any of the foregoing persons or companies.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited common shares, without nominal or par value, of which as at the date hereof 56,747,693 common shares are issued and outstanding.

The holders of common shares of record at the close of business on the record date, set by the directors of the Company to be May 11, 2012, are entitled to vote such common shares at the Meeting on the basis of one vote for each common share held.

The Articles of the Company provide that a quorum for the transaction of business at the Meeting is two (2) Shareholders, or one or more proxyholders representing two Shareholders, or one Shareholder and a proxyholder representing another Shareholder,

To the knowledge of the directors and senior officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company other than:

		Percentage of
		Issued and
Name of Shareholder	Number of Shares	Outstanding

VMS Ventures Inc.	21,825,000	38%

The directors have determined that all shareholders of record as of the 11th day of May, 2012 will be entitled to receive notice of and to vote at the Meeting. Those shareholders so desiring may be represented by proxy at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

TO THE KNOWLEDGE OF THE COMPANY’S DIRECTORS, THE ONLY MATTERS TO BE PLACED BEFORE THE MEETING ARE THOSE REFERRED TO IN THE NOTICE OF MEETING ACCOMPANYING THIS INFORMATION CIRCULAR. HOWEVER, SHOULD ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING, THE SHARES REPRESENTED BY THE PROXY SOLICITED HEREBY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE SHARES REPRESENTED BY THE PROXY.

Additional detail regarding each of the matters to be acted upon at the Meeting is set forth below.

A. Financial Statements

The audited financial statements of the company for the financial year ended December 31, 2011 (the “Financial Statements”), together with the Auditors’ Reports thereon, will be presented to the shareholders at the Meeting.

B. Election of Directors

The board of directors of the Company (the “Board” or the “Board of Directors”) currently consists of six (6) directors, all of whom are elected annually. The term of office for each of the present directors of the Company expires at the Meeting. All of the current directors of the Company will be standing for re-election. At the Meeting, the Shareholders will be asked to consider and, if thought fit, approve an ordinary resolution fixing the number of directors to be elected at the Meeting at six (6).

It is proposed that the persons named below will be nominated at the Meeting. Each director elected will hold office until the next Annual General Meeting of the Company or until his successor is duly elected or appointed pursuant to the Articles of the Company unless his office is earlier vacated in accordance with the provisions of the Business Corporations Act (British Columbia) or the Company’s Articles.

It is the intention of the management designees, if named as proxy, to vote for the election of the said persons to the Board of Directors, unless the Shareholder has specified in its proxy that its Common Shares are to be withheld from voting on the election of directors. Management does not contemplate that any of the nominees will be unable to serve as a director.

The following information relating to the nominees for election to the Board of Directors is based on information received by the Company from said nominees.

		Number of
		Shares Beneficially
		Owned, Directly or
Name, Present Office Held and Province or State of Residency	Director Since	Indirectly, or over which Control or Direction is Exercised at the Date of this Information Circular	Principal Occupation and if not at present an elected director, occupation during the past five (5) years

Richard J. Mark CEO and Director British Columbia	Apr. 2010	1,306,000	Chairman, CEO and Director – VMS Ventures Inc. and Harvest Gold Corporation; President, CEO and Director – Pancontinental Uranium Corporation

Mark Fedikow President and Director Manitoba	Apr. 2010	1,000,000	Director and VP Explorations – VMS Ventures Inc.; President of Mount Morgan Resources Ltd.; Former Chief Geologist for the Manitoba Provincial Government

Edward D. Ford(1) CFO and Director British Columbia	March 1990	382,000
President of
Dockside Capital
Group Inc., a
private merchant
banking and venture
capital firm;
Chartered
Accountant;
Director – Rockgate
Capital Corp.,
Rockridge Capital
Corp. Falkirk
Resources Corp. and
Bama Gold Corp.

Douglas E. Ford (1) Director British Columbia	Sept. 1992	242,000	General Manager – Dockside Capital Group Inc.; Director and CFO - Rockgate Capital Corp., Rockridge Capital Corp., Bama Gold Corp. and Falkirk Resources Corp.

John Roozendaal Director Manitoba	Apr. 2010	793,000	President and Director – VMS Ventures Inc., Harvest Gold Corporation and Scout Exploration Inc.; Director, Thelon Ventures Ltd.

James Clucas (1) Director British Columbia	Apr. 2010	100,000
President — Search
Minerals Inc.;
Chairman -
International
Nickel Ventures
Corporation,
August 2007 – March
2009; President and
CEO — International
Nickel Ventures
Corporation,
February 2007 to
July 2007.

(1) Member of the audit committee.

Corporate Cease Trade Orders or Bankruptcies

Other than as disclosed below, to the knowledge of the Company, no director or proposed director of the Company is, or within the ten years prior to the date of this Circular has been, a director or executive officer of any company, including the Company, that while that person was acting in that capacity:

(a)	was the subject of a cease trade order or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days; or

(b)	was subject to an event that resulted, after the director ceased to be a director or executive officer of the company being the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(c)	within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Douglas E. Ford was an officer of Casey Container Corp., formerly Sawadee Ventures, Inc. (“Casey”) from September, 2006 to September 12, 2008, a director from September 2006 until January 19, 2009; and was a control person from September 2006 until July 2010.  On January 20, 2009, the British Columbia Securities Commission issued a Cease Trade Order against Casey as a result of a failure to file interim financial statements and related management’s discussion and analysis for the financial period ended September 30, 2008.  Casey subsequently filed the required financial statements and related documents and the Cease Trade Order was revoked on June 10, 2010.

Douglas E. Ford is a former director of Malaspina Capital Ltd. (“Malaspina”). On July 28, 1999, the Alberta Stock Exchange (a predecessor to the TSX Venture Exchange (“TSXV”)) suspended trading in Malaspina for failure to complete a major transaction within the time frame set out by the TSXV. In August 2001, Malaspina’s shareholders approved as a major transaction the amalgamation with Miranda Mining Development Corporation. The amalgamation was completed in November 2001 and in March 2002, the resulting corporation, Miranda Mining Corporation, began trading on the Canadian Venture Exchange (a predecessor to the TSXV).

Individual Bankruptcies

To the knowledge of the Company, no director or proposed director of the Company has, within the ten years prior to the date of this Circular, become bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

Penalties or Sanctions

Other than as described below, no proposed director of the Company has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

Edward D. Ford, was subject to a Cease Trade Order issued by the Alberta Securities Commission on July 25, 1990. At the relevant times preceding the date of issuance of the Cease Trade Order, Mr. Ford was a director of Eleven Business Acquisitions Inc., an Alberta reporting issuer (“Eleven”). As a result of Eleven having failed to comply with certain continuous disclosure obligations, the Alberta Securities Commission ordered that Mr. Ford cease trading in all securities as defined in the Securities Act (Alberta) for a period of 30 days from the date of the Cease Trade Order.

C. Appointment of Auditors

Management proposes the reappointment of Dale Matheson Carr-Hilton LaBonte, Chartered Accountants (“DMCL”), as auditors of the corporation at a remuneration to be fixed by the board of directors. DMCL were initially appointed auditors of the Corporation at the Annual and Special Meeting of Shareholders held on June 28, 2005.

In the absence of instructions to the contrary the shares represented by proxy will be voted in favour of a resolution to appoint Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, as Auditors of the Company for the ensuing year, at a remuneration to be fixed by the Board of Directors, unless the Shareholder has specified in the Shareholder’s proxy that the Shareholder’s Common Shares are to be withheld from voting on the appointment of auditors.

D. Approval of Incentive Stock Option Plan

At last year’s Annual and Special General Meeting, the Shareholders approved a rolling stock option plan (the “Stock Option Plan”), authorizing the issuance of incentive stock options to directors, officers, employees and consultants up to an aggregate of 10% of the issued shares from time to time. The policies of the TSX Venture Exchange require the shareholders to approve the Stock Option Plan each year.

There are currently 56,747,693 shares issued and outstanding and therefore the current 10% threshold is 5,674,769 shares under the Stock Option Plan.

Accordingly, at the Meeting, shareholders will be asked to consider and, if thought fit, to pass with or without amendment, the approval of the Stock Option Plan by an ordinary resolution.

EXECUTIVE COMPENSATION
(For the financial year ended December 31, 2011)

For purposes of this Information Circular, “named executive officer” of the Company means an individual who, at any time during the year, was:

(a)	the Company’s chief executive officer (“CEO”);

(b)	the Company’s chief financial officer (“CFO”);

(c)	each of the Company’s three most highly compensated executive officers, or the three most highly compensated individuals acting in a similar capacity, other than the CEO and CFO, at the end of the Company’s financial year ended December 31, 2011 and whose total compensation was, individually, more than $150,000 for that financial year; and

(d)	each individual who would be a named executive officer under paragraph (c) but for the fact that the individual was neither an executive officer of the Company, nor acting in a similar capacity, at the end of the Company’s financial year ended December 31, 2011;

(each a “Named Executive Officer”).

Based on the foregoing definition, during the Company’s financial year ended December 31, 2011 of the Company, there were three Executive Officer(s), namely, its President, Mark Fedikow, its Chief Executive Officer, Richard J. Mark, and its Chief Financial Officer, Edward D. Ford.

Compensation Discussion and Analysis

In assessing the compensation of its executive officers, the Company does not have in place any formal objectives, criteria or analysis; instead, it relies mainly on Board discussion, with input from and upon the recommendations of, the Compensation Committee.

The Company’s executive compensation program has three principal components: base salary, incentive bonus plan and stock options.

Base salaries for all employees of the Company are established for each position through comparative salary surveys of similar type and size companies. Both individual and corporate performances are also taken into account.

Incentive bonuses, in the form of cash payments, are designed to add a variable component of compensation based on corporate and individual performances for executive officers and employees. No bonuses were paid to executive officers and employees during the Company’s financial year ended December 31, 2011.

Other than as described below under “Termination and Change of Control Benefits” the Company has no other forms of compensation, although payments may be made from time to time to individuals or companies they control for the provision of consulting services. Such consulting services are paid for by the Company at competitive industry rates for work of a similar nature by reputable arm’s length services providers.

Option-Based Awards

Stock options are granted to provide an incentive to the directors, officers, employees and consultants of the Company to achieve the longer-term objectives of the Company; to give suitable recognition to the ability and industry of such persons who contribute materially to the success of the Company; and to attract and retain persons of experience and ability, by providing them with the opportunity to acquire an increased proprietary interest in the Company. The Company awards stock options to its executive officers based upon the recommendation of the Compensation Committee, which recommendation is based upon the Committee’s review of a proposal from the Chief Executive Officer. Previous grants of incentive stock options are taken into account when considering new grants.

Implementation of a new incentive stock option plan and amendments to the existing stock option plan are the responsibility of the Company’s Compensation Committee.

Summary Compensation Table

The following table sets forth the total compensation paid to or earned by the Named Executive Officers for the Company’s financial year ended December 31, 2011.

Name and Principal Position	Year Ended Dec. 31	Salary ($)	Share-based Awards ($)	Option-based Awards(1) ($)	Non-equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)

					Annual	Long-term
					Incentive	Incentive
					Plans	Plans

Mark Fedikow (2)	President	2011	Nil	Nil	75,000	Nil	Nil	Nil	$59,000	134,000

	2010	Nil	Nil	30,000	Nil	Nil	Nil	$28,000	58,000

	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Richard J. Mark	Chief Executive Officer	2011	$60,000	Nil	75,000	Nil	Nil	Nil	Nil	135,000

	2010	40,000	Nil	32,500	Nil	Nil	Nil	Nil	72,500

	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Edward D. Ford (3)	Chief Financial Officer	2011	Nil	Nil	Nil	Nil	Nil	Nil	$48,000	$48,000

	2010	Nil	Nil	30,000	Nil	Nil	Nil	$32,000	62,000

	2009	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

(1) The fair value of stock options granted during the last financial year is based on the difference between the exercise price of the stock options granted, and the last closing price of the Company’s shares on the trading date immediately preceding the dates of grant of the stock options, as a reasonable estimate of the benefit conferred at the time of the grant.

(2) Pursuant to a management services arrangement, the Company paid or accrued a total of $59,000 in 2011 (2010: $28,000) in management fees to Mount Morgan Resources Ltd. for management services. Mount Morgan Resources Ltd. is a private company controlled by Mark Fedikow.

(3) Pursuant to a management services arrangement, the Company paid or accrued a total of $48,000 in 2011 (2010: $32,000) in management fees to Dockside Capital Group Inc. for management services. Dockside Capital Group Inc. is a private company in which each of Edward D. Ford and Douglas E. Ford, both directors of the Company, hold an interest.

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the options granted to the Named Executive Officers to purchase or acquire securities of the Company outstanding at the end of the Company’s financial year ended December 31, 2011.

	Number of
Name	Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options ($)

Mark Fedikow	600,000	.10	August 27, 2015	96,000

	300,000	.25	September 6, 2016	Nil

Richard J. Mark	650,000	.10	August 27, 2015	104,000

	300,000	.25	September 6, 2016	Nil

Edward D. Ford	600,000	.10	August 27, 2015	96,000

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value vested or earned during the year of option-based awards, share-based awards and non-equity incentive plan compensation paid to Named Executive Officers during the Company’s financial year ended December 31, 2011. The aggregate value of the option based awards vested during the year is based on the difference between the Company share price on the vesting day of any options that vested during the financial year ended December 31, 2011 and the exercise price of the options.

Non-equity Incentive
	Option-based Awards –	Plan Compensation – Value
	Value Vested During the	earned During the
Name	Year ($)	Year ($)

Mark Fedikow	Nil	Nil

Richard J. Mark	Nil	Nil

Edward D. Ford	Nil	Nil

Termination and Change of Control Benefits

Richard Mark Employee Agreement

Pursuant to an Employee Agreement dated as of May 1, 2010, the Company engaged Richard Mark (“Mark”) for management services. The monthly retainer fee payable under the Agreement is $5,000, plus applicable taxes.

Pursuant to the Agreement, Mark is retained as Chairman and Chief Executive Officer of the Company. The Agreement may be terminated by either party on sixty days advance written notice.

In the event the there is a change of effective control of the Company, Mark has the right to terminate the Agreement and in such event the Company shall pay to Mark a severance payment equal to six (6) months management fees. For example, had a change of effective control of the Company occurred on the last business day of the Company’s most recently completed financial year, the Company would be obligated to pay Mark a severance payment in the amount of $30,000.

For purposes of the Agreement, “change of effective control” of the Company shall be deemed to have occurred when voting shares of the Company are acquired by any one person or group of persons, acting in concert, through one transaction or a series of transactions, which when added to the number of voting shares previously owned by such person or group of persons acting in concert, would equal at least twenty percent (20%) of the total issued voting shares of the Company from time to time

Dockside Capital Group Inc. Management Services Agreement

Pursuant to an Amended Management Services Agreement dated as of May 1, 2010, the Company engaged Dockside Capital Group Inc. (“Dockside”) for management services. Dockside is a management services company controlled by Edward D. Ford and Douglas E. Ford, each of whom is a director and/or officer of the Company. The monthly management fee payable under the Agreement is $4,000, plus applicable taxes.

The services provided by Dockside include the provision of the services of the following officers and employees: Chief Financial Officer and Corporate Secretary. The Agreement may be terminated by either party on sixty days advance written notice.

In the event the there is a change of effective control of the Company, Dockside has the right to terminate the Agreement and in such event the Company shall pay to Dockside a severance payment equal to six (6) months management fees. For example, had a change of effective control of the Company occurred on the last business day of the Company’s most recently completed financial year, the Company would be obligated to pay Dockside a severance payment in the amount of $24,000.

For purposes of the Agreement, “change of effective control” of the Company shall be deemed to have occurred when voting shares of the Company are acquired by any one person or group of persons, acting in concert, through one transaction or a series of transactions, which when added to the number of voting shares previously owned by such person or group of persons acting in concert, would equal at least twenty percent (20%) of the total issued voting shares of the Company from time to time

Mount Morgan Resources Ltd. Management Services Agreement

Pursuant to an Amended Management Services Agreement dated as of May 1, 2010, as amended June 1, 2011, the Company engaged Mount Morgan Resources Ltd. (“Mount Morgan”) for management services. Mount Morgan is a management services company controlled by Mark Fedikow, a director and officer of the Company. The monthly management fee payable under the Agreement is $6,000, plus applicable taxes.

The services provided by Mount Morgan include the provision of the services of the following officers and employees: President and Chief Operating Officer. The Agreement may be terminated by either party on sixty days advance written notice.

In the event the there is a change of effective control of the Company, Mount Morgan has the right to terminate the Agreement and in such event the Company shall pay to Mount Morgan a severance payment equal to six (6) months management fees. For example, had a change of effective control of the Company occurred on the last business day of the Company’s most recently completed financial year, the Company would be obligated to pay Mount Morgan a severance payment in the amount of $36,000.

For purposes of the Agreement, “change of effective control” of the Company shall be deemed to have occurred when voting shares of the Company are acquired by any one person or group of persons, acting in concert, through one transaction or a series of transactions, which when added to the number of voting shares previously owned by such person or group of persons acting in concert, would equal at least twenty percent (20%) of the total issued voting shares of the Company from time to time

Director Compensation

Director Compensation Table

The following table sets forth the value of all compensation provided to directors, not including those directors who are also Named Executive Officers, for the Company’s financial year ended December 31, 2011.

Name	Fees Earned	Option-based Awards(1) ($)	All Other Compensation ($)	Total ($)

Douglas E. Ford	Nil	Nil	Nil	Nil

John Roozendaal	Nil	Nil	Nil	Nil

James Clucas	Nil	Nil	Nil	Nil

(1) The fair value of stock options granted during the last financial year is based on the difference between the exercise price of the stock options granted, and the last closing price of the Company’s shares on the trading date immediately preceding the dates of grant of the stock options, as a reasonable estimate of the benefit conferred at the time of the grant.

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth the options granted to the directors of the Company, not including those directors who are also Named Executive Officers, to purchase or acquire securities of the Company outstanding at the end of the Company’s financial year ended December 31, 2011.

	Option-based
	Awards -Number of
Name	Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-money Options ($)

Douglas E. Ford	300,000	0.10	August 27, 2015	48,000

John Roozendaal	300,000	0.10	August 27, 2015	48,000

James Clucas	300,000	0.10	August 27, 2015	48,000

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets forth the value vested or earned during the year of option-based awards and non-equity incentive plan compensation paid to the directors of the Company, not including those directors who are also Named Executive Officers, during the financial year ended December 31, 2011. The aggregate value of the option based awards vested during the year is based on the difference between the Company share price on the vesting day of any options that vested during the financial year ended December 31, 2011 and the exercise price of the options.

Non-equity Incentive
	Option-based Awards –	Plan Compensation – Value
	Value Vested During the	Earned During the
Name	Year ($)	Year ($)

Douglas E. Ford	Nil	Nil

John Roozendaal	Nil	Nil

James Clucas	Nil	Nil

EQUITY COMPENSATION PLAN INFORMATION

The following table sets forth certain information pertaining to the Company’s equity compensation plan as at the end of the Company’s financial year ended December 31, 2011:

			Number of
			Securities
			Remaining Available
	Number of		for Future Issuance
Plan Category	Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights (B)	Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)

Equity compensation plans approved by securityholders	5,350,000	$0.15	324,769

Total	5,350,000	$0.15	324,769

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or senior officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or its subsidiaries at any time since the beginning of the Company’s last completed financial year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as described in this Information Circular, no Insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of the foregoing, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Company and its subsidiaries are substantially performed by the Company’s directors and executive officers. Other than as described above under “Termination and Change of Control Benefits” the Company has not entered into any contracts, agreements or arrangements with parties other than its directors and executive officers for the provision of such management functions.

CORPORATE GOVERNANCE

General

The Board believes that good corporate governance improves corporate performance and benefits all shareholders. National Policy 58-201 — Corporate Governance Guidelines provides non-prescriptive guidelines on corporate governance practices for reporting issuers such as the Company. In addition, National Instrument 58-101 — Disclosure of Corporate Governance Practices (“NI 58-101”) prescribes certain disclosure by the Company of its corporate governance practices. This disclosure is presented below.

Board of Directors

The Board facilitates its exercise of independent supervision over the Company’s management through frequent meetings of the Board.

The Board will, assuming the election of management’s nominees for appointment to the Board as described in this Information Circular, be comprised of six (6) directors, two of whom will be independent for the purposes of NI 58-101. Richard J. Mark is not independent as he is Chief Executive Officer of the Company. Mark Fedikow is not independent as he is President of the Company. John Roozendaal is not independent as he is a director and officer of a corporation who is a significant shareholder of the Company. Edward D. Ford is not independent since he serves as Chief Financial Officer of the Company.

Directorships

Certain of the directors and proposed directors are also directors of other reporting issuers, as follows:

Director	Other Reporting Issuers

Edward D. Ford	Director – Rockgate Capital Corp., Bama Gold Corp. Falkirk Resources Corp. and Rockridge Capital Corp.

Douglas E. Ford	CFO and Director — Rockgate Capital Corp., Bama Gold Corp., Rockridge Capital Corp. and Falkirk Resources Inc.

Richard J. Mark	CEO and Director — Harvest Gold Corporation; President, CEO and Director of Pancontinental Uranium Corporation; CEO and Director — VMS Ventures Inc.

John Roozendaal	President and Director – VMS Ventures Inc.; President and Director — Harvest Gold Corporation; President and Director — Scout Exploration Ltd.; Director — Thelon Capital Ltd.

Mark Fedikow	VP Exploration and Director – VMS Ventures Inc.

James Clucas	Director –Search Minerals Inc., Cascadero Copper Corp., White Bear Resources Inc. and INV Metals Inc.

Orientation and Continuing Education

New Board members receive an orientation package which includes reports on operations and results, and public disclosure filings by the Company. Board meetings are sometimes held at the Company’s offices and, from time to time, are combined with presentations by the Company’s management to give the directors additional insight into the Company’s business. In addition, management of the Company makes itself available for discussion with all Board members.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Company’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board’s duties effectively and to maintain a diversity of view and experience.

The Board does not have a nominating committee, and these functions are currently performed by the Board as a whole. However, if there is a change in the number of directors required by the Company, this policy will be reviewed.

Compensation Committee

The Company does not have a separate Compensation Committee, so the entire Board of directors is responsible for determining compensation for the directors and officers of the Company to ensure it reflects the responsibilities and risks of a public company.

Other Board Committees

The Board has no other committees, other than the Audit Committee and Compensation Committee.

Assessments

Due to the minimal size of the Company’s Board of directors, no formal policy has been established to monitor the effectiveness of the directors, the Board and its committees.

AUDIT COMMITTEE

Under National Instrument 52-110 – Audit Committees (“NI 52-110”) reporting issuers are required to provide disclosure with respect to its Audit Committee including the text of the Audit Committee’s Charter, composition of the Committee, and the fees paid to the external auditor. The Board of Directors adopted an audit committee charter on May 2, 2006. The Company provides the following disclosure with respect to its Audit Committee:

Audit Committee Charter

The Audit Committee is a committee of the Board of Directors (the “Board”) to which the Board delegates its responsibility for oversight of the financial reporting process.
The Audit Committee shall assist the Board in fulfilling its responsibilities by:

•	Reviewing the financial reporting process in place to ensure the integrity of North American Nickel Inc. (the “Corporation”) financial statements,

•	Evaluating the independent auditor’s qualifications, performance and independence,

•	Enhance the independence of the independent auditor;

•	Assessing the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and

•	Reviewing the processes to monitor compliance with laws and regulations.

The Audit Committee will provide an open avenue of communication among the independent auditor, financial and senior management of the Corporation and the Board. The Audit Committee has the sole authority to approve any non-audit engagement by the Corporation’s independent auditors and to approve all audit engagement fees and terms.

Duties and Responsibilities of the Audit Committee

1)	Financial Reporting

a)	Review, with management and the independent auditor, the Corporation’s annual financial statements, independent auditor reports, and disclosures under “Management’s Discussion and Analysis” before they are reviewed by the Board. Review interim financial information before it is released to the public. Review all public disclosure documents containing audited or unaudited financial information before release, including any prospectus, the annual report, the annual information form and management’s discussion and analysis.

b)	The Audit Committee Chair, as a representative of the Committee, shall consult directly with the independent auditor to obtain their comments with respect to interim reports including related “Management’s Discussion and Analysis” (as a result of their limited scope review of the interim reports).

c)	Conduct an investigation sufficient to provide reasonable grounds for believing that the financial statements and reports referred to in a) above are complete in all material respects and consistent with the information known to Committee members, and assess whether the financial statements reflect appropriate accounting principles.

d)	Review with senior management of the Corporation and the independent auditor, management’s handling of any proposed audit adjustments identified by the independent auditors.

e)	Meet with the independent auditor to review the results of the annual audit, their judgments about the quality and appropriateness of the Corporation’s accounting principles, and any audit problems or difficulties and management’s response.

f)	Review and resolve any significant disagreement among the Corporation’s management and the independent auditors in the financial reporting process.

g)	Review the integrity of the Corporation’s internal and external financial reporting process, in consultation with the independent auditors.

h)	Consider, evaluate and recommend to the Board such changes as are appropriate to the Corporation’s auditing and accounting principles and practices as suggested by the independent auditors or the Corporation’s senior management.

i)	Review with independent auditors and the Corporation senior management the extent to which changes and improvements in financial and accounting practices, as approved by the Audit Committee, have been implemented.

2)	Independent Auditor

a)	Approve the independent auditors’ proposed audit scope, approach and fees

b)	At least annually, obtain and review a report by the independent auditor describing:

i)	the firm’s internal quality-control procedures, and

ii)	any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues.

c)	Confirm the independence of the independent auditor by discussing and reviewing all significant relationships that the independent auditors have with the Corporation and obtaining their assertion of independence in accordance with professional standards.

d)	Review the performance of the independent auditor.

e)	Engage the Corporation’s independent auditor and present recommendations on the appointment or discharge of the independent auditor to the Board for presentation to the shareholders.

f)	Approve in advance of the Corporation’s final commitment all consulting arrangements and any other non-audit service with the Corporation’s independent auditors other than services related to limited scope reviews of interim reports and Canadian and US tax services.

g)	Approve all audit fees and terms.

h)	When there is to be a change in the auditor, review all issues relating to the change including any reportable events.

i)	Review any engagements for non-audit services to be provided by the independent auditor’s firm or affiliates, together with estimated fees and consider the independence of the auditor.

3)	Risk Assessment and Risk Management

a)	Discuss with Corporation management guidelines and policies governing the risk assessment and risk management processes.

b)	Review with Corporation management, the independent auditors, significant risks and exposures. Review management’s plans and processes to minimize such risks, including insurance coverage.

c)	Evaluate whether Corporation management is adequately communicating the importance of internal control to all relevant personnel.

d)	Periodically privately consult with the independent auditor about internal controls and the completeness and accuracy of the Corporation’s financial statements.

e)	Review whether the internal control recommendations made by the internal auditors and the independent auditor are being implemented by Corporation management and, if not, why not.

4)	Compliance with Relevant laws and regulations

a)	Periodically obtain updates from the Corporation’s senior management regarding procedures and processes to ensure compliance with applicable laws and regulations (including but not limited to, securities, tax and environmental matters).

5)	Other Responsibilities

a)	Meet at least five times annually (for review of Q1, Q2 and Q3 interim reports as well as pre and post audit) with Corporation management and the independent auditors in separate sessions.

b)	Review President and Chief Executive Officers’ expenses and perquisites at least once a year.

c)	Review all consulting fees paid by the Corporation to any organization where such fees exceed $20,000 annually.

d)	Institute special investigations, if necessary, and hire special counsel or experts to assist, if appropriate.

e)	Review and update this Charter at least annually, and obtain approval of changes from the Board.

f)	Set clear hiring policies for employees or former employees of the independent auditors.

g)	Review the procedures established for the receipt, retention, and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters.

6)	Governance Duties

a)	Review the procedures established allowing the confidential, anonymous submission by Corporation employees of concerns regarding questionable accounting or auditing matters and resolution of such concerns, if any.

b)	Review with the Board, any issues that arise with respect to the quality or integrity of the Corporation’s financial statements, the Corporation’s compliance with legal or regulatory requirements and the performance and independence of the Corporation’s independent auditors.

c)	Perform other oversight functions as requested by the Board.

d)	As considered necessary in the course of fulfilling Audit Committee duties, obtain advice and assistance from outside legal, accounting or other advisors.

e)	Report after each meeting to the Board regarding actions taken and matters discussed by the Committee.

Organization of the Audit Committee
The Audit Committee shall be comprised of a minimum of 3 Directors including a Committee Chair, the majority of which, in the opinion of the Board, are unrelated directors. Each member of the Committee shall have a working knowledge of basic finance and accounting practices. The Chair of the Committee must have accounting or related financial management experience. The members of the Committee and its Chair shall be appointed by the Board. Appointments shall be made in accordance with procedures established by the Governance Committee of the Board of Directors from time to time.

The Corporation will adequately fund the budget of the Audit Committee. The budget will include, at a minimum, payments to the independent auditors for audit services and, if necessary, other professionals retained by the Audit Committee from time to time.

The Committee shall meet at five times annually (for review of Q1, Q2 and Q3 interim reports as well as pre and post audit) pre and post audit), or more frequently as circumstances dictate. On an annual basis, the Committee shall report to the Board on the Committee’s performance against its charter and the goals established annually by the Committee for itself.

Procedure Governing Errors or Misstatements in Financial Statements

In the event a director or an officer of the Corporation has reason to believe, after discussion with management, that a material error or misstatement exists in financial statements of the Corporation, that director or officer shall forthwith notify the Audit Committee and the auditor of the error or misstatement of which the director or officer becomes aware in a financial statement that the auditor or a former auditor has reported on.

If the auditor or a former auditor of the Corporation is notified or becomes aware of an error or misstatement in a financial statement on which the auditor or former auditor has reported, and if in the auditor’s or former auditor’s opinion the error or misstatement is material, the auditor or former auditor shall inform each director accordingly

When the Audit Committee or the Board is made aware of an error or misstatement in a financial statement the Board shall prepare and issue revised financial statements or otherwise inform the shareholders and file such revised financial statements as required.

Limitation on Audit Committee Members’ Duties

Nothing in this Charter is intended, or may be construed, to impose on any member of the Audit Committee a standard of care or diligence that is in any way more onerous or extensive than the standard required by law.

The Audit Committee is a committee of the Board of Directors (the “Board”) to which the Board delegates its responsibility for oversight of the financial reporting process.
The Audit Committee shall assist the Board in fulfilling its responsibilities by:

•	Reviewing the financial reporting process in place to ensure the integrity of the Corporation’s financial statements,

•	Evaluating the independent auditor’s qualifications, performance and independence,

•	Enhance the independence of the independent auditor;

•	Assessing the processes relating to the determination and mitigation of risks and the maintenance of an effective control environment; and

•	Reviewing the processes to monitor compliance with laws and regulations.

The Audit Committee will provide an open avenue of communication among the independent auditor, financial and senior management of the Corporation and the Board. The Audit Committee has the sole authority to approve any non-audit engagement by the Corporation’s independent auditors and to approve all audit engagement fees and terms.

Composition of Audit Committee

The following are the members of the Audit Committee:

Douglas E. Ford	Independent(1)	Financially literate(2)

James Clucas	Independent(1)	Financially literate(2)

Edward D. Ford	Not Independent(1)	Financially literate(2)

(1)	A member of an audit committee is independent if the member has no direct or indirect material relationship with the Company, which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment.

(2)	An individual is financially literate if he has the ability to read and understand a set of financial statements that present a breadth of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

Relevant Education and Experience

The relevant education and/or experience of each member of the Audit Committee is as follows:

Mr. Douglas E. Ford holds a BA in Political Science from the University of British Columbia in 1986. Mr. Ford is also directly responsible for the financial reporting of several public and private companies and has over 25 years experience in financial reporting.

Mr. Edward D. Ford is a Canadian Chartered Accountant. He has held this professional qualification since 1961. During his career Mr. Ford has been an associate, manager and partner of several Canadian professional accounting firms that specialized in audit/assurance, taxation, insolvency and independent business consulting. Additionally he has served as a Chief Financial Officer of several public companies.

Mr. Clucas has over 31 years of experience and expertise in mining exploration and production. Mr. Clucas obtained a Chartered Management Accountant designation in the United Kingdom. From 1970 to 1979, Mr. Clucas was the Chief Financial Officer for the Manitoba Division of Inco Ltd., and subsequently served in the same capacity with the Ontario Division of Inco Ltd.

Audit Committee Oversight

At no time since the commencement of the Company’s financial year ended December 31, 2011 was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Board of Directors.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s financial year ended December 31, 2011 has the Company relied on the exemption in Section 2.4 of NI 52-110 (De Minimis Non-audit Services), or an exemption from NI 52-110, in whole or in part, granted under Part 8 of National Instrument 52-110.

Pre-Approval Policies and Procedures

The Audit Committee is authorized by the Board of Directors to review the performance of the Company’s external auditors and approve in advance provision of services other than auditing and to consider the independence of the external auditors, including a review of the range of services provided in the context of all consulting services bought by the Company. The Audit Committee is authorized to approve in writing any non-audit services or additional work which the Chairman of the Audit Committee deems is necessary, and the Chairman will notify the other members of the Audit Committee of such non-audit or additional work and the reasons for such non-audit work for the Committee’s consideration, and if thought fit, approval in writing.

External Auditor Service Fees

The fees billed by the Company’s external auditors in each of the last two financial years for audit and non-audit related services provided to the Company or its subsidiaries (if any) are as follows:

Financial
Year Ending
Dec 31	Audit Fees	Audit Related Fees	Tax Fees	All other Fees

2011	25,000	Nil	2,500	Nil

2010	28,815	2,500	Nil	Nil

Exemption

The Company is a “venture issuer” as defined in NI 52-110 and as such is exempt from the requirements of Part 3 Composition of the Audit Committee and Part 5 Reporting Obligations of NI 52-110.

ADDITIONAL INFORMATION

Financial information is provided in the Company’s audited annual financial statements and accompanying management’s discussion and analysis (“MD&A”) for the year ended December 31, 2011.

Under National Instrument 51-102 – Continuous Disclosure Obligations, any person or company who wishes to receive interim financial statements from the Company may deliver a written request for such material to the Company or the Company’s agent, together with a signed statement that the persons or company is the owner of securities of the Company. Shareholders who wish to receive interim financial statements are encouraged to send the enclosed mail card, together with the completed form of proxy, in the addressed envelope provided, to the Company’s registrar and transfer agent, Computershare Investor Services Inc., Suite 300, 510 Burrard Street, Vancouver, B.C. V6C 3B9. The Company will maintain a supplemental mailing list of persons or companies wishing to receive interim financial statements.

Shareholders wishing to obtain copies of the Company’s financial statements and related MD&A can do so by contacting the Company at Suite 301 — 260 West Esplanade, North Vancouver, B.C. V7M 3G7, Phone: (604) 986-2020. Additional information relating to the Company is available on SEDAR at www.sedar.com.

GENERAL

Unless otherwise specified, all matters referred to herein for approval by the Shareholders require a simply majority of the Shareholders voting, in person or by proxy, at the Meeting.

Where information contained in this Information Circular, rests specifically within the knowledge of a person other than the Company, the Company has relied upon information furnished by such person.

The contents of this Information Circular have been approved and this mailing has been authorized by the Directors of the Company.

DATED at Vancouver, British Columbia as of the 11th day of May, 2012.

BY ORDER OF THE BOARD OF DIRECTORS

“Mark Fedikow"
President